UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	November 18, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES MERGER PLAN

OF VIMPELCOM-REGION INTO VIMPELCOM

Moscow and New York (November 18, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that on November 24, 2004, it plans to file documents with government authorities to complete the merger of its approximately 55.3% owned subsidiary, VimpelCom-Region, with and into VimpelCom (the “Merger”). As of the date the Merger is registered (the “Merger Date”), VimpelCom-Region shall cease to exist as a legal entity and VimpelCom shall be the legal successor to all rights and obligations of VimpelCom-Region in accordance with Russian law.

Pursuant to the terms of the Merger previously approved by VimpelCom’s shareholders in October 2003, Alfa Group and Telenor will receive, respectively, 7,300,680 and 3,648,141 newly-issued common shares of VimpelCom in exchange for their shares in VimpelCom-Region. Upon completion of the Merger, Telenor will own approximately 26.6% of VimpelCom voting stock and 29.9% common stock, and Alfa Group will own approximately 32.9% of VimpelCom voting stock and 24.5% common stock.

VimpelCom-Region currently holds telecommunications licenses and related frequencies and permissions for the Central, Siberian, Volga, South and Northwest regions of Russia. Following discussions with officials at the Ministry of Information Technology and Communications of the Russian Federation (the “Ministry”) regarding the Merger and the Law on Communications, VimpelCom has been informed by the Ministry that the current legal and regulatory regime requires that VimpelCom file an application for re-issuance of VimpelCom-Region’s licenses to VimpelCom within 30 days after the Merger Date (rather than applying for the transfer of such licenses and permissions prior to the Merger Date as previously contemplated by the Company). The Ministry has also confirmed that the term of validity of the re-issued licenses shall be the same as that of the original VimpelCom-Region licenses. In addition, the Ministry has provided guidance on the regulations governing the procedure for re-issuance of ancillary permissions to VimpelCom following the Merger.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased to announce that we are taking the final steps to conclude the Merger of VimpelCom-Region into VimpelCom which will give all of our shareholders full exposure to the tremendous growth in the regions. With the cooperation of the Ministry the license re-issuance process should go smoothly without any disruptions in service.”

- more -

VimpelCom Announces Merger Plan of VimpelCom-Region into VimpelCom

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the consummation of the Merger between VimpelCom and VimpelCom-Region, which is subject to certain conditions, and the re-issuance of licenses and permissions to VimpelCom following the Merger Date. There are risks relating to such Merger including risks due to the fact VimpelCom has been informed by the Ministry that under Russian law, VimpelCom-Region’s licenses and permissions should be re-issued to VimpelCom only after the Merger Date, and despite the Ministry’s guidance and clarifications, there is a risk that such licenses and permissions may not be issued in a timely manner, on the same terms as the existing licenses and permissions or at all or that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to the re-issuance of the licenses and permissions may be challenged. If any of these situations occur, they could have a material adverse effect on VimpelCom’s business and results of operations, including causing VimpelCom to cease providing mobile services to the Russian regions outside of the Moscow license area and/or resulting in an event of default under the majority of VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com